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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 3)*

                                   PRAB, INC.
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                                (Name of Issuer)


                          Common Stock $0.10 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   739413102
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                                 (CUSIP Number)

                                 Gary A. Herder
                                   Prab, Inc.
                             5944 East Kilgore Road
                           Kalamazoo, Michigan 49003
                            Telephone (269) 382-8200
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 29, 2004
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

                       (Continued on the following pages)

                              (Page 1 of 4 Pages)

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)
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CUSIP No. 739413102
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Robert W. Klinge
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

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3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

                                                                              OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

                                                        United States of America
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                                                                         250,223
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                                                                               0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                                                                          34,840
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                                                                               0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                         250,223
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                                                                           17.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                       1




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ITEM 1.           SECURITY AND ISSUER

         Name of Issuer:

                           Prab, Inc.

         Title of Class of Equity Securities:

                           Common Stock $0.10 Par Value

         Address of Issuer's Principal Executive Office:

                           5944 East Kilgore Road
                           Kalamazoo, MI 49003

ITEM 2.           IDENTITY AND BACKGROUND

         (a)      Name:  Robert W. Klinge.

         (b) Residence or Business Address: 5944 E. Kilgore Road, Kalamazoo, MI 49003.

         (c) Present Principal Occupation or Employment: Vice President of Finance, Chief Financial Officer and Treasurer, Prab, Inc., 5944 E. Kilgore Road, Kalamazoo, MI 49003.

         (d)- (e)  None.

         (f)      Citizenship:  United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Prior to the date of the event which required the filing of this
Schedule 13D/A, Gary A. Herder and Robert W. Klinge were Co-Trustees of Prab, Inc.'s Profit Sharing Plan. On January 29, 2004, Mr. Herder resigned as Trustee of Prab, Inc.'s Profit Sharing Plan. As a result, Mr. Klinge is currently the Sole Trustee of Prab, Inc.'s Profit Sharing Plan (the "Profit Sharing Plan"). The Profit Sharing Plan acquires shares of Common Stock of Prab, Inc. with funds received by the Profit Sharing Plan from Prab, Inc. pursuant to the terms of the Profit Sharing Plan.

ITEM 4.           PURPOSE OF TRANSACTION

         The securities are acquired in the ordinary course of business by the Profit Sharing Plan pursuant to its terms for the purpose of providing benefits to the salaried employees of Prab, Inc. The Profit Sharing Plan may make future purchases or sales of Common Stock of Prab, Inc. in the ordinary course of business pursuant to the terms of the Profit Sharing Plan.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) The reporting person beneficially owns 250,223(1)(2) shares of Common Stock of Prab, Inc., representing 17.0% of the class of outstanding Common Stock.

         (b)      Number of shares as to which such person has:

                  (i)      Sole power to vote or direct the vote:  250,223(1)(2)

                  (ii)     Shared power to vote or direct the vote:  0

                  (iii)    Sole power to dispose or direct disposition:
                           34,840(1)

                  (iv)     Shared power to dispose or direct disposition:  0


         (1) Includes 20,500 shares with respect to which Mr. Klinge has the right to acquire beneficial ownership pursuant to certain stock option plans of Prab, Inc.


         (2) Mr. Klinge is the Sole Trustees of the Profit Sharing Plan, which holds 215,383 shares of Prab, Inc.'s Common Stock (the "Plan Stock"). Mr. Klinge has the sole power to vote the Plan Stock. The Administrative Committee appointed by the Board of Directors to administer the Profit Sharing Plan has the sole power to direct the disposition of the Plan Stock and any dividends and proceeds of sale arising therefrom. The members of the Administrative Committee are William G. Blunt and Eric
                  V. Brown, Jr. The filing of this statement shall not be construed as an admission that either Mr. Blunt or Mr. Brown, Jr. is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares of the Plan Stock.

         (c)      None.

         (d)      See response to item 5(b) above.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The terms of the Profit Sharing Plan govern voting and disposition of the securities. See response to item 5(b) above.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         None.



                                       3


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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2004               ROBERT W. KLINGE


                                     /s/ ROBERT W. KLINGE
                                     ------------------------------
                                           Robert W. Klinge
                                           An Individual



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